SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KKR Asset-Based Income Fund
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

May 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.2%
12	TYPE OF REPORTING PERSON EP

CUSIP No. NONE	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON GE Investment Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.2%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. NONE	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.2%
12	TYPE OF REPORTING PERSON CO, HC

CUSIP No. NONE	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is KKR-Asset Based Income Fund, a Delaware statutory trust (the “Fund”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Fund's principal executive offices are located at 555 California Street, 50th Floor, San Francisco, CA 94104.

Item 2(a).	NAME OF PERSON FILING:

This statement is being filed by: (i) General Electric Pension Trust, a New York common law trust (“GEPT”) with respect to the Common Shares (defined in Item 2(d) below) owned by GEPT; (ii) GE Investment Management Corp., a Delaware corporation (“GEIM”), which serves as investment manager to GEPT; and (iii) General Electric Company, a New York corporation, the parent company of GEIM (“GE”, and together with GEPT and GEIM, the “Reporting Persons”).

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of GEPT and GEIM is 901 Main Avenue, The Towers at Merritt River, Norwalk, CT 06851. The address of the business office of GE is 5 Necco Street, Boston, MA 02210.

Item 2(c).	CITIZENSHIP:

GEPT is a New York common law trust. GEIM is a Delaware corporation. GE is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common shares of beneficial interest (the “Common Shares”).

Item 2(e).	CUSIP NUMBER:

Not applicable.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. NONE	13G	Page 6 of 8 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☒	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon 340,000 Common Shares outstanding as of May 31, 2023, which is the number of Common Shares the Reporting Persons understand to be outstanding as of such date.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page hereto and is incorporated herein by reference for the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. NONE	13G	Page 7 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary corse of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. NONE	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 12, 2023

GENERAL ELECTRIC PENSION TRUST

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Trustee

GE INVESTMENT MANAGEMENT CORP.

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Vice President, General Counsel and Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ Scott Silberstein
Name: Scott Silberstein
Title: Vice President, General Counsel and Secretary